SECURITIES AND EXCHANGE COMMISSION
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FEB 2 4 2016
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25778

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SWARTWOOD HESSE, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. BOX 247
(No. and Street)

WESTTOWN (City) NY (State) 10998 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

T. MARSHALL SWARTWOOD 845-726-0828 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVENUE SUITE 420 (Address) GARDEN CITY (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, T. MARSHALL SWARTWOOD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SWARTWOOD HESSE, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

T. M. Swartwood
Signature

President
Title

Marianne Volgende
Notary Public

MARIANNE VOLGENDE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 5/11/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SWARTWOOD HESSE, INC.

December 31, 2015

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse Inc.

We have audited the accompanying statement of financial condition of Swartwood Hesse Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Swartwood Hesse Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Swartwood Hesse Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on pages 10 and 11 has been subjected to audit procedures performed in conjunction with the audit of Swartwood Hesse Inc.'s financial statements. The supplemental information is the responsibility of Swartwood Hesse Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 10 and 11 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 18, 2016

SWARTWOOD HESSE, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets

	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 7,967	$ -	$ 7,967
Commission receivable	1,153	-	1,153
Receivables - other	-	2,751	2,751
Total assets	$ 9,120	$ 2,751	$ 11,871

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accounts payable and accrued expenses	$ 1,776	$ -	$ 1,776
Total liabilities	$ 1,776	$ -	1,776
Stockholders' Equity:			
Common stock - $.01 par value; voting; 100,000 shares authorized; 43,624 shares issued and outstanding			436
Additional paid-in capital			747,710
Accumulated deficit			(738,051)
Total stockholders' equity			10,095
Total liabilities and stockholders' equity			$ 11,871

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2015

Revenues:		
Commission income	$ 8,736	
Income from operations		$ 8,736
Expenses:		
Professional fees	6,150	
Regulatory expenses	4,397	
Office expense and postage	257	
Computer expense	140	
Dues and subscriptions	576	
Bank service charges	60	
Total expenses		11,580
(Loss) before provision for taxes		(2,844)
Provision for taxes		25
Net (loss)		$ (2,869)

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2015

Balance -	Shares	$0.01 par value Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
January 1, 2015	43,624	$ 436	$ 747,710	$ (735,182)	$ 12,964
Net (loss)	-	-	-	(2,869)	(2,869)
Balance - December 31, 2015	43,624	$ 436	$ 747,710	$ (738,051)	$ 10,095

The accompanying notes are an integral part of these financial statements.

SWARTWOOD HESSE, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2015

Cash flows from operating activities:

Net (loss)	$	(2,869)
Adjustments to reconcile net (loss) to net cash		
(used in) operating activities:		
Changes in assets and liabilities:		
Increase in commission receivable		(1,153)
Decrease in receivables - other		3,473
Increase in accounts payable and accrued expenses		100
Total adjustments		2,420
Net cash (used in) operating activities		(449)
Net decrease in cash and cash equivalents		(449)
Cash and cash equivalents - beginning of year		8,416
Cash and cash equivalents - end of year	$	7,967
Cash paid during the year for:		
Interest	$	-
Income taxes	$	25

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization:

Swartwood Hesse, Inc. (Company) was incorporated in the State of New York on January 1, 1981. The Company is engaged in securities trading and investment banking.

Note 2 - Significant Accounting Policies:

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Cash Equivalents:

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalants.

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Equipment:

Equipment is stated at cost less accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets.

Use of Estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued):

Fair Value of Financial Instruments:

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurements date.
- Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The table below shows the Company's fair value hierarchy at December 31, 2015

	Level 1
Cash and cash equivalents	$ 7,967
	$ 7,967

The Company does not have any other financial assets or liabilities that are measured at fair value.

Note 2 – Significant Accounting Policies (continued):

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents.

Recent Accounting Pronouncements:

A variety of proposed or otherwise potential accounting standards are currently under study by standard setting organizations and various regulatory agencies. Due to the tentative and preliminary nature of those proposed standards, management has not determined whether implementation of such proposed standards would be material to the financial statements of the Company.

Note 3 – Equipment:

Equipment consists of the following:

		Useful Lives
Equipment	$2,374	3 yrs.
Less: Accumulated depreciation	2,374	
	$ -0-	

Note 4 - Income Taxes:

For income tax purposes, the shareholders have elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax Law. Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders.

Note 4 – Income Taxes (continued):

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, **Income Taxes.** Under that guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. The years open for tax examination are 2012 and subsequent. Although New York State does recognize the S Corp. status, there is a provision for income taxes of $25 reflected in the financial statements, which represents minimum taxes.

Note 5 - Net Capital Requirements:

The Company as a member of FINRA, is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c-3-1). This rule requires a maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity may not be withdrawn if the resulting net capital would exceed 10 to 1. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2015, the Company's regulatory net capital was $7,344 which was $2,344 in excess of its minimum requirement of $5,000 under SEC Rule 15-c-3-1.

Note 6 – Subsequent Events:

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 18 , 2016, the date the financial statements were available to be issued.

SWARTWOOD HESSE, INC.

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2015

SWARTWOOD HESSE, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2015

Net Capital

Capital	$	10,095
Deductions and/or charges:		
Non-allowable asset - Receivables - other		2,751
Net capital before haircuts on securities positions		7,344
Haircut on securities		-
Net capital	$	7,344
Minimum net capital	$	5,000
Excess net capital	$	2,344
Aggregate indebtedness	$	1,776
Percentage of aggregate indebtedness to net capital ($1,776/$7,344)		24.18%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

SWARTWOOD HESSE, INC.
(CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3))

Computation for Determination of Reserve Requirements and
Information Relating to Possession and Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2015

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders'
of Swartwood Hesse, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c-3-3 Exemption Report, in which (1) Swartwood Hesse, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Swartwood Hesse, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Swartwood Hesse, Inc. stated that Swartwood Hesse, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Swartwood Hesse, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Swartwood Hesse, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY

February 18, 2016

SWARTWOOD HESSE, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

December 31, 2015

Net Capital per unaudited focus report		$ 7,565
Net Capital per audited focus report		$ 7,344
Difference due to year-end adjustments as follows		$ 221
Increase in expense accruals	$ 221	
		$ 221

Swartwood Hesse, Inc

Rule 15c3-3 Exemption Report

December 31, 2015

Assertions Regarding Exemption Provisions

Swartwood Hesse, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed and exemption from 17 C,F,R, 240,15c3-3 under the following provisions of C.F.R.240.15c3-3 (k)(2)(i);
(2) The Compandy met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) thoughout the most recent fiscal year without exception.

Swartwood Hesse, Inc.

I, T. Marshall Swartwood, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

T. Marshall Swartwood

President

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholders' of Swartwood Hesse Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Swartwood Hesse Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and, solely to assist you and the other specified parties in evaluating Swartwood Hesse Inc.'s compliance with the applicable instructions of Form SIPC-7. Swartwood Hesse Inc.'s management is responsible for Swartwood Hesse Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, NY 11530

February 18, 2016